UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

iGATE Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45169U 10 5
CUSIP Number

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45169U 10 5

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,483,802
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,483,802
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,802
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 45169U 10 5

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,483,802
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,483,802
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,802
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.:  45169U 10 5

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,483,802
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,483,802
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,483,802
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON IN

Item 1.   Name of Issuer and Address of Issuer’s Principal Executive Offices:

(a)          Name of Issuer:      iGATE Corporation (the “Company”)

(b)          Address of Issuer’s Principal Executive Offices:

6528 Kaiser Dr.
Fremont, CA  94555  USA

Item 2.   Person Filing:

(a)          Name of Person Filing:

Blue Harbour Group, LP (“Manager”)
Blue Harbour Holdings, LLC (“Manager GP”)
Clifton S. Robbins (“Mr. Robbins”)

The Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”  A joint filing agreement among the Reporting Persons is attached as Exhibit 1 hereto.

(b)           Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Manager, Manager GP and Mr. Robbins is:

646 Steamboat Road
Greenwich, Connecticut 06830

(c)           Citizenship:

Each of Manager and Manager GP is organized under the laws of the State of Delaware.  Mr. Robbins is a citizen of the United States of America.

(d)           Title of Class of Securities:

Common Stock (the “Common Stock”)

(e)           CUSIP Number:

45169U 10 5

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.   Ownership.

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages, as of December 31, 2012, are incorporated herein by reference.  As of December 31, 2012, the Reporting Persons beneficially owned an aggregate of 5,483,802 shares of Common Stock, representing approximately 9.5% of the Common Stock outstanding (based on 57,533,442 shares of Common Stock outstanding as of

October 25, 2012, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2012).

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c)
By signing below the undersigned certifies that, to the best of its or his (as the case may be) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 16, 2013

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Managing Member

/s/ Clifton S. Robbins
Clifton S. Robbins